As filed with the Securities and Exchange Commission on October 7, 2025
Registration No. 333-283571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 3 to
Form S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

JLL Income Property Trust, Inc.

(Exact Name of Registrant as Specified in Governing Instruments)

333 West Wacker Drive
Chicago, Illinois 60606
(312) 897-4000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

C. Allan Swaringen
Chief Executive Officer and President
333 West Wacker Drive
Chicago, Illinois 60606
(312) 897-4000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:
Lindsey L. G. Magaro
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

Approximate date of commencement of proposed sale to the public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-283571
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.			☐

Explanatory Note
This Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (No. 333-283571) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

 Item 36. Financial Statements and Exhibits

(b) Exhibits.

The following exhibit is filed as part of this registration statement:

Exhibit No.	Description
3.1	Articles of Amendment, dated October 2, 2025 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2025)
3.2	Articles Supplementary, dated October 2, 2025 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2025)
4.1	Share Repurchase Plan, dated October 7, 2025 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2025)
4.2	Fourth Amended and Restated Distribution Reinvestment Plan, effective October 7, 2025 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 26, 2025)
10.1	Fifth Amended and Restated Advisory Agreement, dated October 7, 2025, among JLL Income Property Trust, Inc., JLLIPT Holdings LP and LaSalle Investment Management, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2025)
10.2	Fifth Amended and Restated Limited Partnership Agreement of JLLIPT Holdings LP, dated October 7, 2025, among JLLIPT Holdings GP, LLC, JLL Income Property Trust, Inc. and the other limited partners thereto from time to time (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2025)
10.3	Dealer Manager Agreement, dated October 7, 2025, between JLL Income Property Trust, Inc. and LaSalle Investment Management Distributors, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2025)
10.4	Third Amended and Restated Dealer Manager Agreement, dated October 7, 2025, among JLL Exchange TRS, LLC, LaSalle Investment Management Distributors, LLC, and, solely with respect to Section 6.1(c) thereof, JLLIPT Holdings LP and JLL Income Property Trust, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2025)
10.5	Eighth Amended and Restated JLL Income Property Trust, Inc. Independent Directors Compensation Plan, dated October 7, 2025 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2025)
10.6	Second Amended and Restated JLL Income Property Trust, Inc. Incentive Plan, dated October 7, 2025 (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2025)

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on October 7, 2025.

JLL Income Property Trust, Inc.

By:	/s/ C. Allan Swaringen
C. Allan Swaringen
Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.

	Name	Title	Date

	/s/ C. Allan Swaringen	President, Chief Executive Officer and Director (Principal Executive Officer)	October 7, 2025
C. Allan Swaringen

	/s/ Gregory A. Falk	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	October 7, 2025
Gregory A. Falk

	*	Chair of the Board of Directors, Director	October 7, 2025
Lynn C. Thurber

	*	Director	October 7, 2025
Douglas A. Lindgren

	*	Director	October 7, 2025
Lisa L. Kaufman

	*	Director	October 7, 2025
Mark A. Denien

	*	Director	October 7, 2025
Bradley J. Gries

	*	Director	October 7, 2025
Robin. M. Zeigler

	*	Director	October 7, 2025
Tamara D. Fischer

	*	Director	October 7, 2025
William E. Sullivan

*By:	/s/ C. Allan Swaringen	Attorney-in-Fact	October 7, 2025
C. Allan Swaringen